UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, par value $0.01
(Title of Class of Securities)
291525103
(CUSIP Number)
Jacob D. Smith
General Counsel
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 12, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Master Fund SPC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		3,672,095

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,672,095

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,672,095

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Private Discipline Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,672,095

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,672,095

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,672,095

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS LKCM Alternative Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,672,095

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,672,095

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,672,095

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS Luther King Capital Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,672,095

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,672,095

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,672,095

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14	TYPE OF REPORTING PERSON

	IA, CO

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS J. Luther King, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,672,095

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,672,095

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,672,095

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	291525103

1	NAMES OF REPORTING PERSONS J. Bryan King

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		3,672,095

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,672,095

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,672,095

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.4%

14	TYPE OF REPORTING PERSON

	IN

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D filed by LKCM Private Discipline Master Fund SPC, LKCM Private Discipline Management, L.P., LKCM Alternative Management, LLC, Luther King Capital Management Corporation, J. Luther King, Jr. and J. Bryan King (collectively, the “Reporting Persons”) with respect to the Class A Common Stock, par value $0.01 per share (“Common Stock”), of Emmis Communications Corporation (the “Issuer”). Except as set forth below, all previous Items remained unchanged. Capitalized terms used herein but not defined herein have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission.
Item 3.  Source and Amount of Funds or Other Consideration
Item 3 is hereby supplemented as follows:
On December 31, 2008, Master Fund acquired 160,110 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $59,000 using working capital..
On March 12, 2009, Master Fund acquired 230,358 shares of Series A Cumulative Convertible Preferred Stock, $0.01 par value (“Preferred Stock”), of the Issuer in an open market transaction for an aggregate purchase price of approximately $242,000 using working capital, which shares are convertible into an aggregate of 561,985 shares of Common Stock.
Item 5.  Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) As of March 12, 2009, the Reporting Persons may be deemed to beneficially own 3,672,095 shares of Common Stock (which represents approximately 11.4% of the outstanding Common Stock, based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended November 30, 2008). Of the 3,672,095 shares of Common Stock reported herein, (i) 3,110,110 shares are held directly by Master Fund and (ii) 561,985 shares of Common Stock may be acquired by Master Fund within 60 days of March 12, 2009 upon conversion of shares of Preferred Stock.
(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
LKCM Private Discipline Master Fund SPC	3,672,095	0	3,672,095	0
LKCM Private Discipline Management, L.P.	3,672,095	0	3,672,095	0
LKCM Alternative Management, LLC	3,672,095	0	3,672,095	0
Luther King Capital Management Corporation	3,672,095	0	3,672,095	0
J. Luther King, Jr.	3,672,095	0	3,672,095	0
J. Bryan King	3,672,095	0	3,672,095	0
(c) Except as described herein, no transactions have been effected in the Common Stock by the Reporting Persons during the past sixty days.
(d) Not applicable.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
On March 12, 2009, Master Fund acquired 230,358 shares of Preferred Stock for a purchase price of approximately $242,000. The Preferred Stock ranks senior to the Common Stock and has a preference on liquidation equal to $50 per share. Shares of Preferred Stock may be converted into shares of Common Stock at any time at a conversion price of $20.495 per share, subject to adjustment from time to time. The foregoing is qualified in its entirety by reference to the rights, terms, and provisions of the Preferred Stock set forth in the Second Amended and Restated Articles of Incorporation of the Issuer incorporated by reference as Exhibit 2.
Item 7. Material to be Filed As Exhibits.
Item 7 is hereby supplemented as follows:
Exhibit 2	Second Amended and Restated Articles of Incorporation of the Issuer (Exhibit 3.1 to the Issuer’s Form 10-K for the year ended February 28, 2006 and incorporated by reference herein).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  March 13, 2009

LKCM Private Discipline Master Fund SPC
By:	Luther King Capital Management Corporation, its investment manager

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

LKCM Private Discipline Management, L.P.
By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, Managing Member

LKCM Alternative Management, LLC
By:	/s/ J. Bryan King
J. Bryan King, Managing Member

Luther King Capital Management Corporation
By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.